Exhibit 99.1

Date: 15/02/2008	530-8th Avenue SW, 6th floor
Calgary AB, T2P 3S8
www.computershare.com

To:	All Canadian Securities Regulatory Authorities
New York Stock Exchange
Securities and Exchange Commission

Subject: TELUS Corporation

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Shareholders for the subject Issuer:

Meeting Type :	Annual and Special Meeting
Record Date for Notice of Meeting :	14/03/2008
Record Date for Voting (if applicable) :	14/03/2008
Meeting Date :	08/05/2008
Meeting Location (if available) :	Calgary, AB

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	87971M103	CA87971M1032
NON-VOTING	87971M202	CA87971M2022

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for TELUS Corporation

Cc:	TELUS Corporation
Audrey Ho, SVP, General Counsel and Corporate Secretary